Annual General Shareholders' Meeting of ICON plc

Date: July 19, 2012

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

RESOLUTIONS	For	Against	Vote Withheld
ORDINARY BUSINESS			
1. To receive the Accounts and Reports	☐	☐	☐
2. To re-elect Dr. Ronan Lambe	☐	☐	☐
3. To re-elect Mr. Ciaran Murray	☐	☐	☐
4. To authorise the fixing of the Auditors' Remuneration	☐	☐	☐
SPECIAL BUSINESS			
5. To authorise the Company to allot shares	☐	☐	☐
6. To disapply the statutory pre-emption rights	☐	☐	☐
7. To authorise the Company to purchase its shares	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Shareholders' Meeting of ICON plc
to be held July 19, 2012
For Holders as of June 11, 2012

INTERNET

Go To
www.proxypush.com/iclr
- Cast your vote online.
- View Meeting Documents.

OR

TELEPHONE

1-866-437-9580
- Use any touch-tone telephone.
- **Have your Voting Instruction Form ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time July 11, 2012.

PROXY TABULATOR FOR
ICON PLC
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

ICON plc

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 pm on July 11, 2012)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on June 11, 2012 at the Annual General Shareholders' Meeting of ICON plc to be held on July 19, 2012, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.**
2. **If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
ICON PLC
P.O. Box 8016
CARY, NC 27512-9903